Filed Pursuant to Rule 433 Registration Statement No. 333-259205

The information in this preliminary terms supplement is not complete and may be changed.

Preliminary Terms Supplement
Subject to Completion:
Dated July 5, 2023
Pricing Supplement Dated July __, 2023 to the Product Prospectus Supplement No. ERN-ES-1, the Prospectus Supplement and the Prospectus, Each Dated September 14, 2021
$_________ Notes Linked to the Common Stock of NVIDIA Corporation, Due April 11, 2024 Royal Bank of Canada

Royal Bank of Canada is offering Notes (the “Notes”) linked to the performance of the common stock of NVIDIA Corporation (the “Reference Asset”).
Reference Asset	Initial Price*
NVIDIA Corporation
*The Initial Price will be the closing price of the Reference Asset on the Trade Date.
•
If the Final Price of the Reference Asset is greater than the Initial Price, the Notes provide a one-for-one positive return, subject to the Maximum Redemption Amount of 107.35% of the principal amount of the Notes.

•	If the Final Price is equal to or less than the Initial Price, the investor will receive the principal amount at maturity, and no additional payment.
•	All payments on the Notes are subject to our credit risk.
•	The Notes do not pay interest.
•	The Notes will not be listed on any securities exchange.
Issue Date: July 11, 2023
Maturity Date: April 11, 2024
CUSIP: 78016NLM7
Investing in the Notes involves a number of risks. See “Selected Risk Considerations” beginning on page P-7 of this terms supplement, “Additional Risk Factors Specific to the Notes” beginning on page PS-4 of the product prospectus supplement dated September 14, 2021, and “Risk Factors” beginning on page S-2 of the prospectus supplement dated September 14, 2021.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality. The Notes are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this terms supplement is truthful or complete. Any representation to the contrary is a criminal offense.
	Per Note	Total
Price to public(1)	100.00%	$
Underwriting discounts and commissions(1)	0.60%	$
Proceeds to Royal Bank of Canada	99.40%	$
(1) We or one of our affiliates may pay varying selling concessions of up to $6 per $1,000 in principal amount of the Notes in connection with the distribution of the Notes to other registered broker dealers. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all of their underwriting discount or selling concessions. The public offering price for investors purchasing the Notes in these accounts may be between $994 and $1,000 per $1,000 in principal amount. See "Supplemental Plan of Distribution (Conflicts of Interest)" below.
The initial estimated value of the Notes as of the Trade Date is expected to be between $937 and $987 per $1,000 in principal amount, and will be less than the price to public. The final pricing supplement relating to the Notes will set forth our estimate of the initial value of the Notes as of the Trade Date. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount. We describe our determination of the initial estimated value in more detail below.

RBC Capital Markets, LLC

Notes Linked to the Common Stock of NVIDIA Corporation Royal Bank of Canada
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this terms supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.
Issuer:	Royal Bank of Canada (the “Bank”)
Underwriter:	RBC Capital Markets, LLC (“RBCCM”)
Reference Asset:	The common stock of NVIDIA Corporation ("NVDA")
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Trade Date (Pricing Date):	July 6, 2023
Issue Date:	July 11, 2023
Valuation Date:	April 8, 2024
Maturity Date:	April 11, 2024, subject to extension for market and other disruptions, as described in the product prospectus supplement.
Interest Payments:	None. No payments will be made prior to the maturity date.
Payment at Maturity (if held to maturity):
If the Final Price is greater than the Initial Price (that is, the Percentage Change is positive), then the investor will receive an amount per $1,000 principal amount per Note equal to the lesser of:
1. $1,000 + ($1,000 x Percentage Change) and
2. Maximum Redemption Amount

If the Final Price is equal to or less than the Initial Price, then the investor will receive a cash amount equal to the principal amount only.
Percentage Change:	The Percentage Change, expressed as a percentage, is calculated using the following formula: Final Price – Initial Price Initial Price
Stock Settlement:	Not applicable. Payments on the Notes will be made solely in cash.
Initial Price:
The closing price of the Reference Asset on the Trade Date. The Initial Price will be subject to adjustment in the event of certain corporate events affecting the Reference Asset, as set forth in the product prospectus supplement.

Final Price:	The closing price of the Reference Asset on the Valuation Date.
Maximum Redemption Amount:	107.35% multiplied by the principal amount.
Calculation Agent:	RBCCM

P-2	RBC Capital Markets, LLC

Notes Linked to the Common Stock of NVIDIA Corporation Royal Bank of Canada
U.S. Tax Treatment:
We intend to take the position that the Notes will be treated as short-term debt instruments for U.S. federal income tax purposes. Please see the section below, “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

Secondary Market:
RBCCM (or one of its affiliates), though not obligated to do so, may maintain a secondary market in the Notes after the issue date. The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “—Ownership and Book-Entry Issuance” in the prospectus).
Terms Incorporated in the Master Note:
All of the terms appearing on the cover page and above the item captioned “Secondary Market” on pages P-2 and P-3 of this terms supplement, and the applicable terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement, as modified by this terms supplement.

The Trade Date, issue date and other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.

P-3	RBC Capital Markets, LLC

Notes Linked to the Common Stock of NVIDIA Corporation Royal Bank of Canada
ADDITIONAL TERMS OF YOUR NOTES
You should read this terms supplement together with the prospectus dated September 14, 2021, as supplemented by the prospectus supplement dated September 14, 2021 and the product prospectus supplement dated September 14, 2021, relating to our Senior Global Medium-Term Notes, Series I, of which these Notes are a part. Capitalized terms used but not defined in this terms supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this terms supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this terms supplement carefully.
This terms supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement and in the product prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000121465921009470/rbc911212424b3.htm
Prospectus Supplement dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000121465921009472/rbcsupp911210424b3.htm
Product Prospectus Supplement ERN-ES-1 dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000114036121031259/brhc10028936_424b5.htm
Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this terms supplement, “we,” “us,” or “our” refers to Royal Bank of Canada.
Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this terms supplement relates. Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-877-688-2301.

P-4	RBC Capital Markets, LLC

Notes Linked to the Common Stock of NVIDIA Corporation Royal Bank of Canada
HYPOTHETICAL RETURNS
The examples set out below are included for illustration purposes only. The hypothetical Percentage Changes of the Reference Asset used to illustrate the calculation of the Payment at Maturity (rounded to two decimal places) are not estimates or forecasts of the Initial Price, the Final Price or the price of the Reference Asset on any trading day prior to the Maturity Date. All examples are based on the Maximum Redemption Amount of 107.35% of the principal amount, and assume that a holder purchased Notes with an aggregate principal amount of $1,000 and that no market disruption event occurs on the Valuation Date.
Example 1 —	Calculation of the Payment at Maturity where the Percentage Change is positive.
	Percentage Change:	2%
	Payment at Maturity:	$1,000 + ($1,000 x 10%) = $1,000 + $20 = $1,020
	On a $1,000 investment, a 2% Percentage Change results in a Payment at Maturity of $1,020, a 2% return on the Notes.

Example 2 —	Calculation of the Payment at Maturity where the Percentage Change is positive (and the Payment at Maturity is subject to the Maximum Redemption Amount).
	Percentage Change:	20%
	Payment at Maturity:	$1,000 + ($1,000 x 20%) = $1,000 + $200 = $1,200 However, the Maximum Redemption Amount is $1,073.50.
	On a $1,000 investment, a 20% Percentage Change results in a Payment at Maturity of $1,073.50, a 7.35% return on the Notes.

Example 3—	Calculation of the Payment at Maturity where the Percentage Change is negative.
	Percentage Change:	-10%
	Payment at Maturity:	At maturity, even though the Percentage Change is negative, you will receive the principal amount of your Notes.
	On a $1,000 investment, a -10% Percentage Change results in a Payment at Maturity of $1,000, a 0% return on the Notes.

P-5	RBC Capital Markets, LLC

Notes Linked to the Common Stock of NVIDIA Corporation Royal Bank of Canada
HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE AT MATURITY
The examples set forth below are provided for illustration purposes only. The assumptions in each of the examples are purely hypothetical and do not relate to the actual performance of the Reference Asset. The hypothetical terms do not purport to be representative of every possible scenario concerning increases or decreases in the Final Price of the Reference Asset relative to the Initial Price. We cannot predict the actual performance of the Reference Asset.
The table below illustrates the Payment at Maturity of the Notes for a hypothetical range of performance for the Reference Asset, assuming an Initial Price of $100, the Maximum Redemption Amount of 107.35% of the principal amount and an initial investment of $1,000. For this purpose, we have assumed that there will be no market disruption events. Hypothetical Final Prices of the Reference Asset are shown in the first column on the left. The second column shows the Payment at Maturity as a percentage of the principal amount. The third column shows the hypothetical Payment at Maturity per $1,000 in principal amount of the Notes.
Hypothetical Final Price	Payment at Maturity as Percentage of Principal Amount	Payment at Maturity
$150.00	107.35%	$1,073.50
$140.00	107.35%	$1,073.50
$130.00	107.35%	$1,073.50
$120.00	107.35%	$1,073.50
$110.00	107.35%	$1,073.50
$107.35	107.35%	$1,073.50
$105.00	105.00%	$1,050.00
$100.00	100.00%	$1,100.00
$90.00	100.00%	$1,000.00
$80.00	100.00%	$1,000.00
$70.00	100.00%	$1,000.00
$60.00	100.00%	$1,000.00
$50.00	100.00%	$1,000.00
$40.00	100.00%	$1,000.00
$30.00	100.00%	$1,000.00
$20.00	100.00%	$1,000.00
$10.00	100.00%	$1,000.00
$0.00	100.00%	$1,000.00
The amounts above are entirely hypothetical; they are based on hypothetical prices of the Reference Asset that may not be achieved on the Valuation Date, and on assumptions that may prove to be erroneous. The hypothetical Initial Price is not the actual Initial Price; the actual Initial Price will be set forth on the cover page of this pricing supplement relating to the Notes. The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical Payments at Maturity shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the Notes or on an investment in the Reference Asset. Please read “Additional Risk Factors Specific to Your Notes” and “Hypothetical Returns on Your Notes” in the accompanying product prospectus supplement.

P-6	RBC Capital Markets, LLC

Notes Linked to the Common Stock of NVIDIA Corporation Royal Bank of Canada
SELECTED RISK CONSIDERATIONS
An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset. These risks are explained in more detail in the section “Risk Factors” in the product prospectus supplement. In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
Risks Relating to the Terms and Structure of the Notes
•
You May Not Earn a Positive Return on Your Investment –– The payment you will receive at maturity will depend on whether the price of the Reference Asset increases from the Initial Price to the Final Price. If the price of the Reference Asset decreases from the Initial Price to the Final Price, you will not receive any positive return on the Notes and you will only receive the principal amount.

•
The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity –– There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. The return that you will receive on the Notes, which could be as little as 0%, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you purchased one of our conventional senior interest bearing debt securities.

•
Your Potential Payment at Maturity Is Limited –– The Notes will provide less opportunity to participate in the appreciation of the Reference Asset than an investment in a security linked to the Reference Asset providing full participation in the appreciation, because the payment at maturity will not exceed the Maximum Redemption Amount. Accordingly, your return on the Notes may be less than your return would be if you made an investment in the Reference Asset or in a security directly linked to the positive performance of the Reference Asset.

•
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes –– The Notes are our senior unsecured debt securities. As a result, your receipt of the amount due on the maturity date is dependent upon our ability to repay our obligations at that time. This will be the case even if the price of the Reference Asset increases after the Trade Date. No assurance can be given as to what our financial condition will be at maturity of the Notes.

•
You May Be Required to Include Income on the Notes Over Their Term, Even Though You Will Not Receive Any Payments Until Maturity – The proper characterization of the Notes for U.S. federal income tax purposes is uncertain. We intend to take the position that the Notes will be treated as short-term debt instruments for U.S. federal income tax purposes. Assuming such treatment is correct, original issue discount on the Notes will be determined under rules specifically applicable to short-term debt instruments. Certain U.S. holders will be required to include income on the Notes over their term, even though holders will not receive any payments until maturity. You are urged to review the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” and consult your own tax advisor.

Risks Relating to the Secondary Market for the Notes
•
There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses –– There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM or any of our other affiliates may make a market for the Notes; however, they are not required to do so. RBCCM or any of our other affiliates may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

P-7	RBC Capital Markets, LLC

Notes Linked to the Common Stock of NVIDIA Corporation Royal Bank of Canada
Risks Relating to the Initial Estimated Value of the Notes
•
The Initial Estimated Value of the Notes Will Be Less than the Price to the Public – The initial estimated value of the Notes that will be set forth on the cover page of the final pricing supplement for the Notes will not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the price of the Reference Asset, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount or the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary price will be less than if the internal funding rate was used. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•
The Initial Estimated Value of the Notes that We Will Provide in the Final Pricing Supplement Will Be an Estimate Only, Calculated as of the Time the Terms of the Notes Are Set –The initial estimated value of the Notes will be based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimate will be based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.

The value of the Notes at any time after the Trade Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.
Risks Relating to Conflicts of Interest and Our Trading Activities
•
Our Business Activities and Those of Our Affiliates May Create Conflicts of Interest –– We and our affiliates expect to engage in trading activities related to the Reference Asset that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the price of the Reference Asset, could be adverse to the interests of the holders of the Notes. We and one or more of our affiliates may, at present or in the future, engage in business with the issuer of the Reference Asset (the ‘‘Reference Asset Issuer’’), including making loans to or providing advisory services. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates’ obligations, and your interests as a holder of the Notes. Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Asset. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities may affect the price of the Reference Asset and, therefore, the market value of the Notes.

P-8	RBC Capital Markets, LLC

Notes Linked to the Common Stock of NVIDIA Corporation Royal Bank of Canada
Risks Relating to the Reference Asset
•
Owning the Notes Is Not the Same as Owning the Reference Asset –– The return on your Notes is unlikely to reflect the return you would realize if you actually owned the Reference Asset. For example, you will not receive or be entitled to receive any dividend payments or other distributions on the Reference Asset during the term of your Notes; accordingly, an investment in the Notes may return less than an actual investment in the Reference Asset. As an owner of the Notes, you will not have voting rights or any other rights that holders of the Reference Asset may have. Furthermore, the Reference Asset may appreciate substantially during the term of the Notes, and you will not fully participate in such appreciation.

•
There Is No Affiliation Between the Reference Asset Issuer and RBCCM, and RBCCM Is Not Responsible for any Disclosure by the Reference Asset Issuer — We are not affiliated with the Reference Asset Issuer. However, we and our affiliates may currently, or from time to time in the future engage, in business with the Reference Asset Issuer. Nevertheless, neither we nor our affiliates assume any responsibilities for the accuracy or the completeness of any information that any other company prepares. You, as an investor in the Notes, should make your own investigation into the Reference Asset. The Reference Asset Issuer is not involved in this offering and has no obligation of any sort with respect to your Notes. The Reference Asset Issuer has no obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your Notes.

•
The Payments on the Notes Are Subject to Postponement Due to Market Disruption Events and Adjustments –– The payment at maturity and the Valuation Date are subject to adjustment as described in the product prospectus supplement. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

P-9	RBC Capital Markets, LLC

Notes Linked to the Common Stock of NVIDIA Corporation Royal Bank of Canada
INFORMATION REGARDING THE REFERENCE ASSET
The Reference Asset is registered under the Securities Exchange Act of 1934 (the “Exchange Act”). Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC. Information filed with the SEC can be obtained through the SEC’s website at www.sec.gov. In addition, information regarding the Reference Asset may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.
The following information regarding the Reference Asset Issuer is derived from publicly available information. We have not independently verified the accuracy or completeness of reports filed by the Reference Asset Issuer with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.
NVIDIA Corporation
NVIDIA Corporation designs, develops, and markets three-dimensional graphics processors and related software. The company offers products that provide interactive 3D graphics to the mainstream personal computer market.
The company’s common stock is listed on the Nasdaq Global Select Market under the ticker symbol “NVDA.”

P-10	RBC Capital Markets, LLC

Notes Linked to the Common Stock of NVIDIA Corporation Royal Bank of Canada
Historical Information

The graph below sets forth the information relating to the historical performance of the Reference Asset from January 1, 2013 to July 3, 2023. We obtained the information in the graph from Bloomberg Financial Markets.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Price of the Reference Asset. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-11	RBC Capital Markets, LLC

Notes Linked to the Common Stock of NVIDIA Corporation Royal Bank of Canada
SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES
The following is a general description of the material U.S. tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the U.S. of acquiring, holding and disposing of the Notes and receiving payments under the Notes. This summary is based upon the law as in effect on the date of this document and is subject to any change in law that may take effect after such date.
The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement and it supersedes the discussion of U.S. federal income taxation in the accompanying product prospectus supplement. It applies only to those holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. This discussion applies only to holders that will purchase the Notes upon original issuance and will hold the Notes as capital assets for U.S. federal income tax purposes. Further, this discussion does not address the tax consequences applicable to any holders under section 451(b) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).
You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.
NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN. BECAUSE OF THE UNCERTAINTY, YOU SHOULD CONSULT YOUR TAX ADVISOR IN DETERMINING THE U.S. FEDERAL INCOME TAX AND OTHER TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.
We intend to take the position that the Notes will be treated as short-term debt instruments for U.S. federal income tax purposes. Assuming such treatment is correct, in general, an individual or other cash basis U.S. holder of a Note is not required to accrue original issue discount ("OID") as specifically defined below for U.S. federal income tax purposes, unless that holder elects to do so. However, accrual basis taxpayers, taxpayers in a special class, including, but not limited to, regulated investment companies, common trust funds and certain types of pass-through entities, and cash basis taxpayers who so elect will be required to accrue OID on a Note on either a straight-line basis or under the constant-yield method, based on daily compounding. Holders who are not required to and do not elect to include OID in income currently will generally recognize ordinary income upon the sale or retirement of the Notes to the extent of the accrued OID, which will be determined on a straight-line basis unless the holder makes an election to accrue the OID under the constant-yield method through the date of sale or retirement. A U.S. holder that is not required and does not elect to accrue OID on the holder's Notes will be required to defer deductions for interest on borrowings allocable to the holder’s Notes in an amount not exceeding the deferred income until the deferred income is realized. Generally, in determining the amount of OID on a short-term debt instrument, a holder must include all interest payments, including stated interest in the short-term debt instrument's redemption price at maturity. It is unclear how OID on instruments such as the Notes should be calculated and holders should consult their tax advisors.
Holders will recognize gain or loss on the sale, redemption or maturity of the Notes in an amount equal to the difference, if any, between the fair market value of the amount received at such time and the holder’s adjusted basis in the Notes. The adjusted basis of a cash basis taxpayer in the Notes will generally be the purchase price of the Notes. The adjusted basis in the Notes of an accrual basis holder or a cash basis holder that elects to accrue interest on your Notes currently will generally be the purchase price of the Notes increased by the amount of interest accrued on the Notes by the holder and decreased by the interest paid on the Notes to the holder. Any gain realized on the sale, redemption or maturity of the
P-12	RBC Capital Markets, LLC

Notes Linked to the Common Stock of NVIDIA Corporation Royal Bank of Canada
Notes would be ordinary income to the extent of the interest that had accrued on the Notes, and assuming the Notes are treated as short-term debt for U.S. federal income tax purposes, the balance would be short-term capital gain or loss. Short-term capital gains are taxed at ordinary income rates and the deductibility of capital losses is limited.
Our intended treatment of the Notes is binding on you, unless you properly disclose to the Internal Revenue Service (the “IRS”) an alternative treatment. Alternative characterizations of the Notes, however, are possible. For example, the IRS could treat the Notes as subject to the rules governing contingent payment debt instruments. If the IRS were successful in that regard, the timing and character of income on the Notes could be affected. Among other things, U.S. holders would be required to accrue original issue discount (as determined under rules applicable to contingent payment debt instruments) every year at a “comparable yield” determined at the time of issuance. In addition, any gain realized by a U.S. holder at maturity, or upon a sale or exchange, of the Notes generally would be treated as ordinary income, and any loss realized at maturity would be treated as ordinary loss to the extent of the U.S. holder’s prior accruals of original issue discount, and as capital loss thereafter. Alternatively, the Notes might be treated as "discount debt securities" that are issued with original issue discount for U.S. federal income tax purposes, as described under “Tax Consequences—United States Taxation—Original Issue Discount" in the accompanying prospectus. In either case, the tax consequences arising from an investment in the Notes are uncertain, and could be adverse to U.S. holders. U.S. holders should consult their tax advisors regarding the U.S. federal tax consequences of an investment in the Notes (including possible alternative treatments), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.
Backup Withholding and Information Reporting. Payments made with respect to the Notes and proceeds from the sale of the Notes may be subject to a backup withholding tax unless, in general, the holder complies with certain procedures or is an exempt recipient. Any amounts so withheld generally will be refunded by the IRS or allowed as a credit against the holder's U.S. federal income tax, provided the holder makes a timely filing of an appropriate tax return or refund claim.
Reports will be made to the IRS and to holders that are not exempted from the reporting requirements.
Non-U.S. Holders. The following discussion applies to non-U.S. holders of the Notes. You are a non-U.S. holder if you are a beneficial owner of a Note and are for U.S. federal income tax purposes a non-resident alien individual, a foreign corporation, or a foreign estate or trust.
Except as discussed below, payments made to a non-U.S. holder, and any gain realized on the sale or maturity of the Notes, generally should be exempt from U.S. federal income and withholding tax, subject to generally applicable exceptions set forth in the rules exempting “portfolio interest” from U.S. withholding tax, provided that (i) the holder complies with applicable certification requirements, which certification may be made on Form W-8BEN or W-8BEN-E (or a substitute or successor form) on which the holder certifies, under penalties of perjury, that the holder is not a U.S. person and provides its name and address, (ii) the payment or gain is not effectively connected with the conduct by the holder of a U.S. trade or business, and (iii) if the holder is a non-resident alien individual, the holder is not present in the U.S. for 183 days or more during the taxable year of the sale or maturity of the Notes. In the case of (ii) above, the holder generally should be subject to U.S. federal income tax with respect to any income or gain in the same manner as if the holder were a U.S. holder and, in the case of a holder that is a corporation, the holder may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments. Payments made to a non-U.S. holder may be subject to information reporting and to backup withholding unless the holder complies with applicable certification and identification requirements as to its foreign status.
Under Section 871(m) of the Code, a “dividend equivalent” payment is treated as a dividend from sources within the United States. Such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference, directly or indirectly, an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the IRS has issued guidance that states that the U.S. Treasury Department and the IRS intend
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Notes Linked to the Common Stock of NVIDIA Corporation Royal Bank of Canada
to amend the effective dates of the U.S. Treasury Department regulations to provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2025. We have determined that non-U.S. holders should not be subject to withholding under Section 871(m) of the Code on payments under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.
Foreign Account Tax Compliance Act. The Foreign Account Tax Compliance Act (“FATCA”) imposes a 30% U.S. withholding tax on certain U.S. source payments, including interest (and original issue discount), dividends, and other fixed or determinable annual or periodical gain, profits, and income (“Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the U.S. Treasury Department to collect and provide to the U.S. Treasury Department certain information regarding U.S. financial account holders, including certain account holders that are foreign entities with U.S. owners, with such institution, or otherwise complies with the legislation. In addition, the Notes may constitute a “financial account” for these purposes and, thus, be subject to information reporting requirements pursuant to FATCA. FATCA also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.
The U.S. Treasury Department has proposed regulations that eliminate the requirement of FATCA withholding on payments of gross proceeds upon the sale or disposition of financial instruments of a type which can produce U.S. source interest or dividends. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization, and the discussion above assumes the proposed regulations will be finalized in their proposed form with retroactive effect. If we (or the applicable withholding agent) determine withholding is appropriate with respect to the Notes, tax will be withheld at the applicable statutory rate, and we (or the applicable withholding agent) will not pay any additional amounts in respect of such withholding. Therefore, if such withholding applies, any payments on the Notes will be significantly less than what you would have otherwise received. Depending on your circumstances, these amounts withheld may be creditable or refundable to you. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Prospective investors are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the Notes.
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Notes Linked to the Common Stock of NVIDIA Corporation Royal Bank of Canada
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
We expect that delivery of the Notes will be made against payment for the Notes on or about July 11, 2023, which is the third (3rd) business day following the Trade Date (this settlement cycle being referred to as “T+3”). For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated September 14, 2021.
We expect to deliver the Notes on a date that is greater than two business days following the Trade Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the original issue date will be required to specify alternative arrangements to prevent a failed settlement.
In the initial offering of the Notes, they will be offered to investors at a purchase price equal to par, except with respect to certain accounts as indicated on the cover page of this document. In addition to the underwriting discount set forth on the cover page, we or one of our affiliates may also pay an expected fee to a broker-dealer that is unaffiliated with us for providing certain electronic platform services with respect to this offering.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately three months after the issue date of the Notes, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time. This is because the estimated value of the Notes will not include the underwriting discount or our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may be a higher amount, reflecting the addition of RBCCM’s underwriting discount and our estimated costs and profits from hedging the Notes. This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.
We may use this terms supplement in the initial sale of the Notes. In addition, RBCCM or another of our affiliates may use this terms supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this terms supplement is being used in a market-making transaction.

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Notes Linked to the Common Stock of NVIDIA Corporation Royal Bank of Canada
STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the performance of the Reference Asset. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that is likely to reduce the initial estimated value of the Notes at the time their terms are set. Unlike the estimated value that will be set forth on the cover page of the final pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Asset, and the tenor of the Notes. The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduces the economic terms of the Notes to you. The initial offering price of the Notes also reflects the underwriting discount and our estimated hedging costs. These factors result in the initial estimated value for the Notes on the Trade Date being less than their public offering price. See “Selected Risk Considerations—The Initial Estimated Value of the Notes Will Be Less than the Price to the Public” above.

P-16	RBC Capital Markets, LLC